NEWS RELEASE

Canarc Retains Gordon Neal for Corporate Development

Vancouver, Canada – August 10, 2016 – Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, Frankfurt: CAN) is pleased to announce that it has retained Gordon Neal as Consultant, Corporate Development in order to assist the company with its corporate development, growth strategy and market presence.

Mr. Neal was previously the Vice President of Corporate Development for MAG Silver Corp for over 8 years and played a key role in Mag Silver’s significant growth during that time. During his tenure, Mag Silver’s share price grew from about 50 cents to over $16 per share. Gord has more than 25 years of experience in corporate development, capital markets, financing and marketing.

Prior to Mag Silver, he managed Neal McInerney Investor Relations, his clients included several major Canadian corporations and he was instrumental in facilitating more than $4 billion in debt and equity financings. His company grew to become the second largest full service Investor Relations firm in Canada with offices in Vancouver, Toronto and Los Angeles.

Mr. Catalin Chiloflischi, Canarc’s CEO, stated:

“I am pleased to welcome Gord to our team as we prepare Canarc for a new phase of growth. His extensive experience and past success should complement our existing skill sets well. Canarc is now focused on acquiring gold-silver resource projects with expansion potential and gold-silver mining projects with production potential in the Americas. The Company is well funded with over $12 million cash and marketable securities as we embark on an ambitious new growth plan.”

“Catalin Chiloflischi”

____________________

Catalin Chiloflischi, CEO

CANARC RESOURCE CORP.

FOR MORE INFORMATION:

Catalin Chiloflischi, CEO

Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Fax: (604) 685-9744

Email: info@canarc.net Website: www.canarc.net

About Canarc Resource Corp. - Canarc is a growth-oriented, gold exploration and mining company listed on the TSX (CCM) and the OTC-BB (CRCUF).  The Company is currently focused on acquiring gold-silver resource projects with expansion potential and gold-silver mining projects with production potential in the Americas. Canarc is also working with a partner to advance its 1.1 million oz, high grade, underground, New Polaris gold mine project in British Columbia to the feasibility stage.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historical facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the merits of the mineral properties of Canarc, the future performance of Canarc, mineral resource estimates and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Forward-looking statements are based on assumptions that the Company's activities will be in accordance with the Company's public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained and that there will be no significant disruptions affecting the Company or its properties.